UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

MINDSPEED TECHNOLOGIES, INC.

(Name of Subject Company)

MINDSPEED TECHNOLOGIES, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

602682205

(CUSIP Number of Class of Securities)

Raouf Y. Halim

Chief Executive Officer

Mindspeed Technologies, Inc.

4000 MacArthur Boulevard, East Tower

Newport Beach, CA 92660-3095

(949) 579-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Robert Kornegay

Robert Ishii

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real, Suite 200

San Diego, California 92130-3002

(858) 350-2300

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

MACOM Merger Update

November 13, 2013

Forward-Looking Statement Safe Harbor and Use of Non-GAAP Financial Measures

This presentation contains forward-looking statements based on management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include, among others, statements concerning the Mindspeed transaction, including those regarding the potential date of closing of the acquisition, and any potential benefits and synergies, strategic plans, divestitures, restructuring, cost savings, accretion, and financial and business expectations associated with the acquisition, as well as any other statements regarding our plans, beliefs or expectations regarding the transaction or its future business or financial results. Forward-looking statements include all statements that are not historical facts and generally may be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

Our forward-looking statements are subject to assumptions, risks and uncertainties, and are not guarantees of future results. Actual results may differ materially from the outcomes stated or implied by our forward-looking statements based on any assumptions and risk factors we may mention today or otherwise, including the factors set forth in the press release we issued today related to the Mindspeed acquisition, our Quarterly Report on Form 10-Q filed with the SEC on August 5, 2013, and other information we file with the SEC, which are publicly-available on the SEC’s EDGAR database located at www.sec.gov. We undertake no obligation to update these statements at a later date. All projections in this presentation were made as of November 5, 2013, are not being updated or reaffirmed as of any later date, and MACOM undertakes no obligation to update them at any future date.

We make references in this presentation to certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (GAAP). These non-GAAP measures are provided to enhance the user’s overall understanding of the MACOM financial information as well as potential impact of the Mindspeed acquisition. Non-GAAP financial information excludes amortization intangibles, share-based and other non-cash compensation expense, restructuring charges, certain litigation costs, changes in the carrying values of liabilities measured at fair value, contingent consideration, certain other cash costs, other non-cash expenses, earn-out costs, exited leased facility costs and certain income tax items. Management does not believe that the excluded items are reflective of underlying performance. The exclusion of these and other similar items from non-GAAP presentation should not be interpreted as implying that these items are non-recurring, infrequent or unusual. Management believes this non-GAAP financial information provides additional insight into on-going performance and has therefore chosen to provide this information for a more consistent basis of comparison and to help evaluate the results of on-going operations and enable more meaningful period to period comparisons. These non-GAAP measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Reconciliations between certain GAAP and non-GAAP financial data can be found in our earnings press release issued on November 5, 2013.

Our fiscal year end is the Friday closest to September 30th. Fiscal year 2014 will be a 53-week year and the first quarter of fiscal year 2014 will have 14 weeks.

Tender Offer Information

The tender offer for the outstanding shares of common stock of Mindspeed described in this communication has not yet commenced. This presentation is for informational purposes only and is not an offer to purchase any shares of Mindspeed or a solicitation of an offer to sell securities. At the time the tender offer is commenced, we will file a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the SEC and Mindspeed will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials will be made available to Mindspeed stockholders at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

MACOM Company Snapshot

Provider of high-performance analog semiconductor solutions for use in wireless and wireline applications across the RF, microwave & millimeterwave spectrum

$319 million of FY 2013 revenue Global, multi-channel sales strategy 6,000+ customers worldwide 2,700+ products across 37 product lines

MTSI

John Ocampo

Tender Offer acquires MTSI

Microwave For MSPD Associates Tyco acquires Cobham MTSI IPO founded AMP acquires MACOM

1950 1960 1970 1980 1990 2000 2010 2020

Silicon

Vacuum tubes GaAs HMIC

First product: Magnetron First high-power PIN diodes, First GaAs switch GaN First power transistors for microwave radar transistors, phase shifters IC for handsets and pallets

MACOM’s Global Presence, Local Touch

Direct sales, reps & distributors in 135 locations

6 R&D design centers in US, Europe, & Australia

LOWELL

SANTA CLARA

LONG BEACH

CORK, IRELAND

BELFAST, IRELAND

SHANGHAI

HSINCHU

SHENZHEN

SYDNEY

Design, Assembly, Design, Assembly, Design Sales, Applications,

Facility Facility Sales Facility Facility Facility Assembly, Test Facility

Test, Fabrication Test Supply Chain Quality

MACOM’s Broad Catalog of Specialized Products

Sticky, value-added technologies

Advanced RF, µW and mmW engineering competencies

Long product lifecycles

Diverse Array of Products and Form Factors

Power Pallets Integrated Diodes, Switch Passive Active Multi-Chip

& Transistors Circuits Limiters, Switches Components Components Modules

Serving a Broad Frequency Spectrum

Wireless Data, Toll Tags

Cellular Broadcast GPS, Broad- Avionic, band Radar

WiMAX, WLAN, Satellite Payload Millimeter Communication Scientific Microwave Tracking and Imaging and Access Points Communications Wave Radio SATCOM

Radio Links Jamming Measurement Radar Links Terminal DVB, DBS, Adaptive Satellite Test Industrial Industrial UAV Cruise Radio Equipment Imaging VSAT Datalink Control

Radio Frequency Microwave Millimeter Wave

Communications

Industrial

1 MHz 6 GHz 20 GHz 110 GHz

MACOM’s Large and Diverse End Markets

Networks – 26% A&D – 28% Multi-market – 21% Automotive – 25%

Driven by cloud computing, streaming video and mobile Internet devices

Demand for improved situational awareness on the modern battlefield

Servicing transition from GaAs to GaN technologies

Advanced driver assistance for navigation, fuel efficiency and reduced emissions

Note: Percentage of MACOM revenue for FY Q4’13.

Mindspeed Diversifies MACOM’s End Market Exposure

$83.7 million

(Quarter ended 9/27/13)

A&D Networks 28% 26%

Multi-Market

Automotive 21% 25%

$115.7 million (1)

(Quarter ended 9/27/13)

Networks A&D

17% 20%

Multi-Market 15%

Enterprise 25%

Automotive • HPA

VoIP

18% • MACOM – Opto Other

WAN

5%

CPE

1. Non-GAAP. Excludes Mindspeed Wireless business and non-recurring revenue related to sales of intellectual property.

Enterprise – Mindspeed’s Core Strength

Market Segments

100G networks in enterprise equipment Low-latency mega data centers 3G and 4K video broadcast Enterprise IP PBX

Applications

Optical Module Line Card Switch Card

Backplane System Chassis

Products

Lowest Integrated Low Power Latency Optical Equalizers & Crosspoint PMDs Signal Switches Conditioners

Customers

Mindspeed and MACOM to be Positioned as a Clear Leader in 100G Physical Media Devices

1 Increases Addressable Market

- Mindspeed increases SAM in 100G from ~$100M to ~$150M in 2015
- Adds SiGe product portfolio, moving MACOM from long haul to <10km networks
- Portfolio includes Modulator Drivers, TIAs and CDR for 100G Ethernet
  - fastest growing segment within 100G
  - estimated 80% CAGR from 2013-2018[1]



2 Complete Front-End Portfolio

- Enhances MACOM's ability to capture more content per BOM
  - Integrated quad modulator Driver + CDR
  - Lowest power Quad CDR
  - Quad channel 100G TIA







3 Multi Technology Capability

- Adds SiGe to MACOM's InP/GaAs capability


+
InP/GaAs
SiGe

1. Source: Ovum, August, 2013

MACOM
10

Combination Strengthens Relationships with Market Leaders and Expands Customer Base

Mindspeed Opens Asia Pacific Opportunities for Share Expansion

Asia Pacific Americas 27% 24%

Rest 6%

Rest Asia Pacific 14% 70%

Americas 59%

Note: Geographic revenue based on the quarter ended June 28, 2013 for MACOM and Mindspeed. Mindspeed revenue excludes non-recurring revenue related to sales of intellectual property.

Thank you.

About Mindspeed Technologies

Mindspeed Technologies, Inc. (NASDAQ: MSPD) is a leading provider of network infrastructure semiconductor solutions to the communications industry. The company’s low-power system-on-chip (SoC) products are helping to drive video, voice and data applications in worldwide fiber-optic networks and enable advanced processing for 3G and long-term evolution (LTE) mobile networks. The company’s high-performance analog products are used in a variety of optical, enterprise, industrial and video transport systems. Mindspeed’s products are sold to original equipment manufacturers (OEMs) around the globe.

About MACOM

M/A-COM Technology Solutions Holdings, Inc. (www.macomtech.com) is a leading supplier of high performance RF, microwave, and millimeter wave products that enable next-generation internet and modern battlefield applications. Recognized for its broad catalog portfolio of technologies and products, MACOM serves diverse markets, including CATV, wireless and optical communications infrastructure, satellite, radar, automotive, industrial, medical, and mobile devices. A pillar of the RF and microwave industry, we thrive on more than 60 years of solving our customers’ most complex problems.

Headquartered in Lowell, Massachusetts, MACOM is certified to the ISO9001 international quality standard and ISO14001 environmental management standard. MACOM has design centers and sales offices throughout North America, Europe, Asia and Australia.

MACOM, M/A-COM, M/A-COM Technology Solutions, M/A-COM Tech, Partners in RF & Microwave, The First Name in Microwave and related logos are trademarks of MACOM. All other trademarks are the property of their respective owners.

Special Note Regarding Forward-Looking Statements

This communication contains forward-looking statements based on Mindspeed’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include, in addition to statements relating to Mindspeed’s business, financial results and prospects, statements concerning the MACOM transaction, including those regarding the potential date of closing of the acquisition; the potential for the divestiture of Mindspeed’s wireless business; potential benefits and synergies; and other financial and business expectations. Forward-looking statements include all statements that are not historical facts and generally may be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

Forward-looking statements contained in this communication reflect Mindspeed’s current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause those events or our actual activities or results to differ materially from those expressed in any forward-looking statement. Although Mindspeed believes that the expectations reflected in the forward-looking statements are reasonable, it cannot and does not guarantee future events, results, actions, levels of activity, performance or achievements. For example, there can be no assurances with respect to either the closing of the MACOM transaction or a divestiture of Mindspeed’s wireless business. Readers are cautioned not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, among others, the potential that the tender offer will not be successfully completed; the lack of a binding agreement with respect to the divestiture of Mindspeed’s wireless business to a proposed third party and the risk that the divestiture may not be completed; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; failure to achieve expected synergies and other anticipated benefits of the transaction; and other risks and uncertainties generally affecting Mindspeed’s business, including fluctuations in our operating results and the potential for future operating losses; loss of or diminished demand from one or more key distributors; our ability to develop and introduce new products successfully; pricing pressures; whether we continue to sustain losses and consume cash in our operations; customer and employee uncertainty arising from the announcement of the transaction with MACOM and the potential divestiture of our wireless business; and the potential for intellectual property or other litigation. Additional risks and uncertainties that could cause our actual results to differ from those set forth in any forward-looking statements are discussed in more detail under the caption “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended September 28, 2012, our most recent Quarterly Report on Form 10-Q, and our future filings with the Securities and Exchange Commission.

Notice to Investors

The tender offer for the outstanding shares of common stock of Mindspeed described in this communication has not yet commenced. This communication is for informational purposes only and is not an offer to purchase any shares of Mindspeed or a solicitation of an offer to sell securities. At the time the tender offer is commenced, MACOM will file a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”) and Mindspeed will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials will be made available to Mindspeed stockholders at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Mindspeed Investor Relations Contact:

Mindspeed Technologies, Inc.

Kevin Trosian

VP, Corporate Development and Investor Relations

+1 949.579.3111

Investor.Relations@Mindspeed.com